

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Christopher Furman
Chief Executive Officer
Vitro Biopharma, Inc.
3200 Cherry Creek Drive
Suite 720
Denver, CO 80209

      Re: Vitro Biopharma, Inc.
           Amendment No. 3 to Registration Statement on Form 10
           Filed on January 19, 2023
           File No. 000-17378

Dear Christopher Furman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: David J. Babiarz